PROVIDENT

Provident Financial Holdings, Inc.

June 30, 2007

www.myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$25.00
52-week range:	$23.33 - $32.80
Shares outstanding	6,376,945 shares
Market cap:	$159.4 million
P/E (ttm):	14.53
EPS (ttm):	$1.72
Annual div & yield:	$0.72 (2.88%)
Div distribution date:	14-Jun-07
Div record date:	21-May-07
As of June 30, 2007	

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

Provident Financial Holdings, Inc.

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California

Provident Locations

Provident Financial Holdings, Inc.

Pleasanton, Northern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (January 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga
- San Diego

Retail Offices:

- Diamond Bar
- Glendora
- La Quinta
- Riverside
- Temecula
- Torrance
- Vista

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "In 2007, the Inland Empire economy is forecasted to add 37,200 jobs (2.9%). In addition, the low unemployment rate will leave many jobs unfilled."
  Source: April 2007 Inland Empire Quarterly Economic Report.
- "Closing 2006 with a vacancy rate below 10 percent for the 10th consecutive quarter, the Inland Empire began 2007 with trends seen in past quarters - low vacancy rates, rising asking rental rates and increasing under construction activity."
  Source: 1st Quarter 2007 Grubb & Ellis Inland Empire Office Market Trends.
- "The office sector in the Inland Empire has been booming, largely due to the population increasing by 100,000 annually and office employment growing at 7 percent."
  Source: 2007 USC Lusk Center Casden Real Estate Economics Forecast.
- "The Inland Empire is the top market in the nation for new construction of industrial space, the vast majority for warehouses and distribution centers serving the nearly 40 percent of all goods from Asia that pass through the ports of Los Angeles and Long Beach."
  Source: 2007 USC Lusk Center Casden Real Estate Economics Forecast.

Business Strategy

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Provident Financial Holdings, Inc.

Financial Position:	As of 06/30/2007	As of 03/31/2006
Total assets	$ 1.65 billion	$ 1.56 billion
Loans held for investment	$ 1.35 billion	$ 1.21 billion
Deposits	$ 998.6 million	$ 932.2 million
Equity	$ 128.9 million	$ 136.9 million
Tangible equity	$ 128.9 million	$ 136.9 million

Financial Results:	Quarter Ended 06/30/2007	Quarter Ended 03/31/2006
Net income	$ 2.0 million	$ 3.4 million
Return on average equity	6.09%	10.17%
Return on average assets	0.47%	0.89%
Net interest margin	2.37%	3.00%
Efficiency ratio	72.80%	52.19%
Total loan originations	$ 244.7 million	$ 401.0 million
Provident Bank	$ 16.9 million	$ 108.6 million
Provident Bank Mortgage	$ 227.8 million	$ 292.4 million

Quarterly Net Income



(In Millions)
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$3.4
$4.1
$3.9
$1.5
$2.5
$2.0
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Net Income was $3.8 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Pre-Tax Income - Operating Segments



(In Millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
-$1.0
-$2.0
-$3.0
$0.1
$6.0
$1.2
$6.1
$0.9
$6.1
$0.1
$2.7
$5.4
$(0.8)
$6.5
$(2.7)
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)
Community Banking
Mortgage Banking

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Pre-Tax Income for Community Banking was $5.6 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$11.2
$10.9
$10.8
$10.5
$10.7
$9.9
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Non-Interest Income


(In Millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.5
$2.7
$1.5
$3.1
$1.6
$3.5
$1.4
$2.9
$1.4
$2.3
$1.6
$0.6
03/06
06/06
09/06 (1)
12/06
03/07
06/07
(Quarter Ended)
Gain on Sale of Loans
Other Fees

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Net Interest Margin



3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
3.00%
2.82%
2.68%
2.51%
2.50%
2.37%
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%

	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NIM (%)	2.80%	2.87%	3.00%	2.82%	2.68%	2.51%	2.50%	2.37%
Fed Funds (%)	3.75%	4.25%	4.75%	5.25%	5.25%	5.25%	5.25%	5.25%

Operating Expenses



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.0
$8.4
$8.2
$8.2
$8.6
$8.8
03/06
06/06 (1)
09/06
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Operating Expenses were $8.9 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.09%
2.13%
2.00%
1.93%
1.97%
2.07%
03/06
06/06 (1)
09/06
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, G&A to Average Assets was 2.26%.

Efficiency Ratio

Provident Financial Holdings, Inc.



75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
52.19%
54.33%
51.99%
55.77%
59.89%
72.80%
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, the Efficiency Ratio was 57.54% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Assets



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.89%
1.04%
0.95%
0.35%
0.58%
0.47%
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Assets was 0.96% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Equity



14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
10.17%
12.05%
11.36%
4.40%
7.60%
6.09%
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Equity was 11.20% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Diluted Earnings per Share



$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.49
$0.60
$0.57
$0.22
$0.39
$0.32
03/06
06/06 (1)
09/06 (2)
12/06
03/07
06/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Diluted Earnings per Share was $0.56 as described in the Form 10-K for the fiscal year ended June 30, 2006.

(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Book Value per Share



$20.40
$20.20
$20.00
$19.80
$19.60
$19.40
$19.20
$19.00
$18.80
$19.31
$19.30
$19.48
$19.48
$20.09
$20.09
$19.99
$19.99
$20.11
$20.11
$20.22
$20.22
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/06 through 06/30/07.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank ™

More for you everyday.

Total Assets



(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,563
$1,622
$1,696
$1,770
$1,770
$1,648
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/30/06 through 06/30/07.

Provident Financial Holdings, Inc.

Loan to Investment Mix


(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$190
$177
$194
$182
$165
$151
$1,205
$1,263
$1,306
$1,390
$1,390
$1,349
9% C.A.G.R.*
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/05 through 03/31/07.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.

(In Millions)



$120
$100
$80
$60
$40
$20
$0
$109
$86
$70
$94
$55
$17
03/06
06/06
09/06
12/06
03/07
06/07

(Quarter Ended)

Loan Portfolio Mix

(Loans Held for Investment)

Provident Financial Holdings, Inc.


(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$816
$523
$10
As of 06/30/2007
Single-Family
"Preferred Loans"
Other


(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$801
$382
$22
As of 03/31/2006
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	03/06	06/06	09/06	12/06	03/07	06/07
Non-Performing Assets	$1,549	$2,528	$4,426	$13,740	$14,680	$19,711
NPA to Total Assets	0.10%	0.16%	0.26%	0.78%	0.83%	1.20%

Asset Quality

Provision for Loan Losses (PLL) & Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	03/06	06/06	09/06	12/06	03/07	06/07
PLL	$1,301	-$205	$637	$3,746	$1,185	-$490
ALL to LHI	0.87%	0.81%	0.82%	1.04%	1.12%	1.09%

PROVIDENT
Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$470
$546
$618
$689
$637
$503
$501
$527
$541
$570
$618
$649
$431
$391
$374
$357
$365
$350
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition


(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
As of 06/30/2007
$649
$153
$123
$44
$30
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market


(In Millions)
$500
$400
$300
$200
$100
$0
As of 03/31/2006
$501
$207
$136
$54
$34
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$42
$250
$83
$284
$48
$311
$79
$310
$37
$294
$39
$189
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
Saleable
Portfolio

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	03/06	06/06	09/06	12/06	03/07	06/07
Refinance	53%	55%	58%	66%	65%	73%
Purchase	47%	45%	42%	34%	35%	27%

(Quarter Ended)

Provident Financial Holdings, Inc.

“High Margin” vs. “Low Margin” Products



(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$71
$179
$78
$206
$71
$240
$89
$221
$91
$203
$97
$92
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.01%
0.95%
1.11%
1.00%
0.71%
0.31%
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In Millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
$137
$136
$138
$134
$132
$129
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Share Repurchase Program

Provident Financial Holdings, Inc.



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	03/06	06/06	09/06	12/06	03/07	06/07
Shares Repurchased	21,590	148,564	111,185	190,338	194,580	168,491
Average Cost per Share	$29.36	$29.65	$30.35	$30.09	$27.62	$24.79

(Quarter Ended)

Cash Dividend per Share



$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.15
$0.15
$0.15
$0.18
$0.18
$0.18
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio



8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
8.76%
8.75%
8.40%
8.40%
8.16%
8.16%
7.56%
7.56%
7.43%
7.43%
7.82%
7.82%
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Provident Financial Holdings, Inc.

Bank Capital Ratio


Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
8.24%
8.08%
7.51%
7.14%
7.15%
7.63%
03/06
06/06
09/06
12/06
03/07
06/07
(Quarter Ended)

Stock Performance

Provident Financial Holdings, Inc.



$130
$125
$120
$115
$110
$105
$100
$95

	Dec 2005	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007
PROV	$100	$125	$115	$116	$118	$108	$98
Nasdaq Bank Index	$100	$106	$104	$107	$112	$108	$106
Nasdaq Stock Index	$100	$106	$99	$103	$110	$110	$118

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on December 31, 2005 and that all dividends were reinvested.

PROVIDENT

Provident Financial Holdings, Inc.

PROV

NASDAQ

LISTED

www.myprovident.com